SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

                   For the fiscal year ended December 31, 2008

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                         Commission file number 1-4347

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

          Rogers Employee Savings and Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Rogers Corporation
          P.O. Box 188
          One Technology Drive
          Rogers, Connecticut 06263-0188

REQUIRED INFORMATION

Financial Statements
--------------------

The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007 Statements of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2008 and 2007 Notes to Financial Statements
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibit
-------
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.


                             ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

                             /s/ Dennis M. Loughran
                             ---------------------------------------------------
                             Dennis M. Loughran
                             Vice President, Finance and Chief Financial Officer



June 29, 2009

                          Audited Financial Statements

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

                                December 31, 2008


                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm                 1
Statements of Net Assets Available for Benefits                         2
Statements of Changes in Net Assets Available for Benefits              3
Notes to Financial Statements                                           4
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)          10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Rogers Employee Savings and Investment Plan Committee and Participants Rogers Corporation


We have audited the accompanying statements of net assets available for benefits of Rogers Employee Savings and Investment Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                               ERNST & YOUNG LLP


Boston, Massachusetts
June 26, 2009

                   Rogers Employee Savings and Investment Plan

                 Statements of Net Assets Available for Benefits

                                                December 31,
                                          2008                 2007
                                      ------------------------------
Assets:
Investments
   Investments (Note C)               $   61,350,693  $   81,609,865
   Participant loans                       1,237,164       1,439,330
                                      ------------------------------
      Total investments                   62,587,857      83,049,195

Contribution receivables:
   Employee                                  126,595               -
   Employer                                   46,775               -
                                      ------------------------------
      Total receivables                      173,370               -

                                      ------------------------------
Total assets                              62,761,227      83,049,195

Liabilities:
Return of excess participant deferrals         2,284               -
                                      ------------------------------

Net assets available for benefits     $   62,758,943  $   83,049,195
                                      ==============================

See accompanying notes to financial statements.

                   Rogers Employee Savings and Investment Plan

           Statements of Changes in Net Assets Available for Benefits


                                                   Year ended December 31,
                                                  2008                2007
                                                 --------------------------
Additions:
 Investment (loss) income:
   Interest                                      $   911,306  $    962,030
   Dividends                                          53,773             -
   Net depreciation in fair value of
     investments (Note C)                        (21,241,795)   (1,894,418)
                                                 ---------------------------
                                                 (20,276,716)     (932,388)
Contributions:
   Participant                                     4,849,159     5,356,489
   Employer                                        1,545,374     1,255,869
   Rollovers                                         210,530       660,898
                                                 ---------------------------
                                                   6,605,063     7,273,256
                                                 ---------------------------
Total additions, net of investment loss          (13,671,653)    6,340,868
                                                 ---------------------------

Deductions:
Distributions to participants                      6,575,657    10,994,365
Administrative expenses                               42,942        12,562
                                                 ---------------------------
Total deductions                                   6,618,599    11,006,927
                                                 ---------------------------
Net decrease                                     (20,290,252)   (4,666,059)

Net assets available for benefits:
   Beginning of year                              83,049,195    87,715,254
                                                 ---------------------------
   End of year                                    62,758,943  $ 83,049,195
                                                 ===========================

See notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

                     Years Ended December 31, 2008 and 2007


NOTE A - DESCRIPTION OF THE PLAN

The Rogers Employee Savings and Investment Plan (the Plan or RESIP) is a contributory defined contribution plan covering all regular U.S. employees who have completed at least one month of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan's recordkeeper and custodian functions are performed by businesses controlled by or affiliated with Prudential Financial, Inc. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

Participants may contribute up to the lesser of $15,500 in or their annual compensation less FICA taxes.

All participants, except those in collective bargaining units, are eligible to receive matching Rogers Corporation (the "Company") contributions. The Company contributed 100% of the first 1% and 50% of the next 5% of each participant's annual compensation in 2008. All contributions are participant directed.

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 subject to certain IRS restrictions, or 50 percent of their vested account balance. Loan terms range from one month to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Each participant's account reflects the individual's pretax contribution, the Company's contribution (if applicable), an allocation of Plan earnings, and rollovers (if applicable). Total earnings by fund are allocated daily to individual accounts.

Participants are 100% vested in their contributions and effective January 1, 2008, are 100% vested as to the Company's contributions after two years of continuous service. In 2007, participants became vested as to the Company's contributions at 25% after two years of continuous service, increased by 25% for each additional year of continuous service up to 100%. Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or ceasing to be an Employee of the Company and a participant in the Plan on or after December 1, 2002 as a result of becoming an employee of a joint venture in which the Company has at least 30% ownership, a participant is 100% vested as to the Company's contributions. Any nonvested participant who is terminated and not re-employed with the Company within five years of termination forfeits his or her interest in the nonvested portion of the Company's contributions. If re-employed within five years, the participant will recover his or her rights in this nonvested portion.

Forfeitures used to offset Company contributions and administrative expenses were $162,036 and $11,518 during 2008 and 2007, respectively. The forfeiture balance at December 31, 2008 and 2007 was $43,406 and $139,401, respectively.

A participant's tax-deferred contributions cannot be withdrawn prior to age 59-1/2 except for an immediate financial hardship, as defined by the Plan.
Company contributions can be drawn upon after five years in the Plan and a participant can withdraw funds for any reason upon reaching age 59-1/2. Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or any other termination of employment, a participant may receive the value of the vested portion of his or her total account offset by any outstanding Plan loans.

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN


NOTE A - DESCRIPTION OF THE PLAN (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.


NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are reported on the accrual basis.

Reclassification

Certain prior year amounts in the statement of changes in net assets available for benefits have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework and hierarchy for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted FAS 157 effective January 1, 2008.

Valuation of Investments

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note E for further discussion of fair value measurements.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments in pooled separate accounts are stated at fair value based on the year end market value of each unit held, which is based upon the market value of the underlying assets of the funds less investment management fees and asset charges.

The estimated fair values of the participation units owned by the Plan in pooled separate accounts are based on quoted redemption values and adjusted for management fees and asset charges, as determined by the recordkeeper, on the last business day of the Plan year. Pooled separate accounts are accounts established by the Trustee solely for the purpose of investing the assets of one or more plans. Funds in a separate account are not commingled with other assets of the Trustee for investment purposes.

Participant loans reflect the outstanding principal balances due from Plan participants and such amounts approximate fair value.

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN


NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

As described in the Financial Accounting Standards Board's Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at their fair value. However, contract value is the relevant measurement factor for the Plan's fully benefit-responsive investment contracts because contact value is generally the amount that participants receive when they initiate permitted transactions. During the periods presented herein, the contract values of the Plan's unallocated insurance contracts reasonably approximated their corresponding fair values, which were estimated by the Plan's management after considering, among other things, the current yields of similar investments in the marketplace with comparable durations and the overall creditworthiness of the Trustee. Accordingly, the Plan's unallocated insurance contracts are recorded at their contract values, which represent contributions and reinvested interest income, less withdrawals and expenses, plus or minus net participant-directed transfer activity with the Plan's other investment funds.

The unallocated insurance contracts in the Plan's financial statements represent contracts between the Trustee and the Plan that provide for a guaranteed investment return over a specified time period. Other than certain limited circumstances, which the Plan administrator considers unlikely to occur, these contracts have fully benefit-responsive features. However, in the event of such an unlikely circumstance, the Trustee has the right to defer transfers or distributions. For example, in the event of a withdrawal request coinciding with a pool closing, the contract value would be paid in installments, which may result in an aggregate distribution of an amount other than the contract value. At December 31, 2008 and 2007, no unallocated insurance contract reserves were recorded or deemed necessary for the inherent credit risk of contract issuers or other related matters.

The Plan's unallocated insurance contracts credited interest to Plan participant accounts at a weighted average annual rate of 3.80% and 3.70% during the years ended December 31, 2008 and 2007, respectively. Interest is credited to participant accounts using the single portfolio rate approach whereby a discrete contractual interest rate is applied to all contributions during the period, regardless of the timing of the receipt of the contributions during such period.

When establishing unallocated insurance contract gross and net interest crediting rates, the Trustee considers many factors, including, among other things, current economic and market conditions, the general interest rate environment and the expected and actual experience of a reference portfolio. However, the Trustee does not use a detailed formula to establish such crediting interest rates, which are reset semi-annually and cannot be less than 1.50%.

At December 31, 2008 and 2007, the average net yield earned by the Plan's unallocated insurance contracts was 3.80% and 3.70%, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

The majority of the costs and expenses incurred in connection with the operation of the Plan have been borne by the Company.

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN


NOTE C - INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets.

                                                    December 31,
                                                 2008          2007
                                              ---------------------------
Unallocated Insurance Contracts
   Guaranteed Income Fund                     $ 22,011,018   $ 21,732,563

Rogers Stock Fund
   Rogers Corporation Common Stock               8,239,862     13,288,125

Pooled Separate Accounts
   Intern Blend / Artio Global                   3,987,217      8,273,203
   Fidelity Equity Income Fund                   4,332,927      6,746,308
   Growth Fund of America                        3,275,304              *

* Investment is less than 5% in the year presented

During the years ended December 31, 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                 2008          2007
                                              ---------------------------

Pooled Separate Accounts                      $(16,601,625)  $  3,293,307
Rogers Corporation Common Stock                 (4,640,170)    (5,187,725)
                                              ----------------------------
                                              $(21,241,795)  $ (1,894,418)
                                              ============================

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN


NOTE D - TRANSACTIONS WITH PARTIES-IN-INTEREST

During the years ended December 31, 2008 and 2007, the Plan entered into the following transactions with parties-in-interest:

                                                          2008                      2007
                                              ----------------------------------------------------
                                                Shares          Amount      Shares        Amount
                                              ----------------------------------------------------
Rogers Corporation:
Purchases of capital stock                       45,557.63    $1,581,705   98,489.4611  $4,283,570
Sales of capital stock, at market value        55,229.2982     1,989,798  108,346.3909   4,513,712


NOTE E - FAIR VALUE MEASUREMENTS

FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). FAS 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

     Level 1 - Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

     Level 2 - Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

     Level 3 - Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

     The level in the fair value hierarchy within which the fair value measurement is determined based on the lowest level input that is significant to the fair value measure in its entirety.

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN


NOTE E - FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2008:

                                         Assets at Fair Value as of December 31, 2008
                                 --------------------------------------------------------------
                                    Level 1         Level 2         Level 3           Total
                                 --------------------------------------------------------------

Rogers Corporation Common Stock  $   8,239,862   $          -   $            -   $    8,239,862
Pooled separate accounts                     -     31,099,813                -       31,099,813
Unallocated insurance contracts              -              -       22,011,018       22,011,018
Loans to participants                        -              -        1,237,164        1,237,164
                                 --------------------------------------------------------------
Total assets at fair value       $   8,239.862   $ 31,099,813   $   23,248,182   $   62,587,857
                                 ==============================================================

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008:

                                                                Unallocated          Loans to
                                                             insurance contracts    Participants
                                                             -----------------------------------

Balance, beginning of year                                   $        21,732,563   $   1,439,330
Realized gains/(losses)                                                        -               -
Unrealized gains/(losses) relating to instruments still held
  at the reporting date                                                        -               -
Purchases, sales, issuances and settlements (net)                        278,455        (202,166)
Transfers in and/or out of Level 3                                             -               -
                                                             -----------------------------------
Balance, end of year                                         $        22,011,018   $   1,237,164
                                                             ===================================


NOTE F - RISKS AND UNCERTAINITES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN


NOTE G - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 16, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

          SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                         EIN NO: 06-0513860 PLAN NO: 006
                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                December 31, 2008

                                              Description of Investment -
                                               Including Maturity Date
               Identity of Issue                  Rate of Interest,                      Current
                  or Borrower                   Par or Maturity Value                     Value
-----------------------------------------------------------------------------------------------------

Equity Funds

Prudential Pooled Separate Accounts:*

    Fidelity Equity Income Fund               103,464.7927 units of participation    $    4,332,927
    Intern Blend / Artio Global               246,831.2828 units of participation         3,987,217
    Growth Fund of America                    160,239.9407 units of participation         3,275,304
    Core Plus Bond / Pimco                    164,926.3819 units of participation         2,370,751
    Dryden S&P 500 Index Fund                  38,380.1513 units of participation         2,168,344
    Mid Cap Value / Wellington Mgmt           163,395.6166 units of participation         2,151,421
    Oakmark Equity & Income                    75,551.4638 units of participation         2,115,416
    LGE CP VAL / LSV Asset Mgmt               166,184.1613 units of participation         2,001,444
    Small Cap Value / TS & W                  139.562.3281 units of participation         1,917,106
    Small Cap Growth / Time SSQ                94,949.1544 units of participation         1,915,214
    Mid Cap Growth / Artisan                  206,927.2529 units of participation         1,706,889
    IFX LT Agg. Growth Fund                   126,930.1261 units of participation           885,622
    Thornburg International Val                44,177.7689 units of participation           857,491
    IFX LT Balanced Fund                       92,731.2917 units of participation           702,018
    IFX LT Conservative Fund                   63,446.3354 units of participation           505,708
    IFX LT Growth Fund                         18,784.5925 units of participation           138,530
    IFX LT Inc & Equity Fund                    7,770.1436 units of participation            68,411
                                                                                     --------------
                                                                                     $   31,099,813

Unallocated Insurance Contracts

    Guaranteed Income Fund*                   736,716.6890 units of participation        22,011,018

Rogers Stock Fund

    Rogers Corporation* - Common Stock                  296,718.1069 shares               8,239,862

Loan Fund

    Participant loans *                       Participant loans, interest from 4.50%      1,237,164
                                                           to 10.5%
                                                                                     --------------
                                                                                     $   62,587,857
                                                                                     ==============

* Indicates party-in-interest to the Plan.

Note: Cost information has not been included because all investments are participant directed.